Torchlight Energy
Full Cost Ceiling Test
Year Ended December 31, 2012

	12/31/2012

Total Capitalized Costs	$4,013,576

Less Accumulated DD&A	(551,890)

Net Capitalized Costs	3,461,686

PV-10 Value of Proved Reserves	3,299,600	Per NSAI Reserve Report

Less Income Tax Effects (Discounted)	(391,000)	From SMOG Calculation

Plus Unevaluated Costs	577,658	Primarily Coulter #1

Add Back Asset Retirement Obligation	11,521	To Prevent Double Counting

Full Cost Ceiling	3,497,779

Cushion / (Writedown Indicated)	36,093

Torchlight Energy
Standardized Measure of Discounted Future Net Cash Flows
Relating to Proved Oil and Gas Reserves
Year Ended December 31, 2012

	After-Tax	W-Out Tax	Diff

Future cash flows	41,103	41,103	-

Future production costs	(12,413)	(12,413)	-
Future development costs	(18,755)	(18,755)	-

Future net cash flows	9,935	9,935	-

Less Existing Tax Basis	(3,436)	-	(3,436)
Less Future Percentage Depletion	(3,606)	-	(3,606)

Future Taxable Expense	2,893	-	2,893

Tax at Statutory Rates (35%)	(1,012)	-	(1,012)

Future Net Cash Flows Undiscounted	8,923	9,935	(1,012)

Adjustment for 10% Discount	(6,014)	(6,635)	621

Standardized Measure of FNCF	2,909	3,300	(391)

Ratio of Discounted to Undiscounted	32.6%	33.2%	38.6%

Torchlight Energy
Standardized Measure of Discounted Future Net Cash
Flows Relating to Proved Oil and Gas Reserves
Year Ended December 31, 2012

2012
($000's)

Future cash flows	$41,103

Future production costs	(12,413)
Future development costs	(18,755)
Future income tax expense	(1,012)

Future net cash flows	8,923

10% annual discount for estimated
timing of cash flows	(6,014)

Standardized measure of discounted
future net cash flows	$2,909

Torchlight Energy, Inc.
Discounted Tax Calculation for SMOG
Year Ended December 31, 2012

		Discount					Est Tax					Tax		Discount
		Factor					Basis					Rate		Factor
		10%					$3,436.0					35%		10%
											Post-Depletion
		Discounted		Future	Estimated	Cumulative	Cumulative	Taxable	Estimated	Cumulative	Taxable	Future	Future	Discounted
	Future	Future	# of	Gross	Percentage	Percentage	Taxable	Income	Depletion	Depletion	Income	Income	Cash Flows	After Tax	# of
	Cash Flows	Cash Flows	Periods	Revenue	Depletion	Depletion	Income	by Year	Deduction	Deduction	by Year	Tax	After Tax	Cash Flows	Periods

12/31/2013	$(6,065.0)	$(5,790.7)	$0.5	$1,064.5	$-	$-	$(9,501.0)	$-	$-	$-	$-	$-	$(6,065.0)	$(5,790.7)	0.5
12/31/2014	(2,100.8)	(1,828.4)	1.5	7,981.3	-	-	(11,601.8)	-	-	-	-	-	(2,100.8)	(1,828.4)	1.5
12/31/2015	3,245.9	2,575.2	2.5	6,888.8	775.0	775.0	(8,355.9)	-	-	-	-	-	3,245.9	2,575.2	2.5
12/31/2016	3,696.8	2,673.6	3.5	4,641.3	522.1	1,297.1	(4,659.1)	-	-	-	-	-	3,696.8	2,673.6	3.5
12/31/2017	2,523.4	1,663.6	4.5	3,366.7	378.8	1,675.9	(2,135.7)	-	-	-	-	-	2,523.4	1,663.6	4.5
12/31/2018	1,866.6	1,121.8	5.5	2,653.5	298.5	1,974.4	(269.1)	-	-	-	-	-	1,866.6	1,121.8	5.5
12/31/2019	1,443.1	790.6	6.5	2,193.1	246.7	2,221.1	1,174.0	1,174.0	763.1	763.1	410.9	143.8	1,299.3	711.8	6.5
12/31/2020	1,145.9	572.3	7.5	1,870.2	210.4	2,431.5	2,319.9	1,145.9	744.8	1,507.9	401.1	140.4	1,005.5	502.2	7.5
12/31/2021	925.5	421.3	8.5	1,631.0	183.5	2,615.0	3,245.4	925.5	601.6	2,109.5	323.9	113.4	812.1	369.7	8.5
12/31/2022	755.6	313.6	9.5	1,435.6	161.5	2,776.5	4,001.0	755.6	491.1	2,600.7	264.5	92.6	663.0	275.2	9.5
12/31/2023	611.5	231.3	10.5	1,268.0	142.7	2,919.2	4,612.5	611.5	397.5	2,998.1	214.0	74.9	536.6	203.0	10.5
12/31/2024	507.9	175.1	11.5	1,140.7	128.3	3,047.5	5,120.4	507.9	330.1	3,328.3	177.8	62.2	445.7	153.7	11.5
12/31/2025	395.7	124.4	12.5	990.4	111.4	3,158.9	5,516.1	395.7	257.2	3,585.5	138.5	48.5	347.2	109.2	12.5
12/31/2026	326.4	93.5	13.5	898.8	101.1	3,260.0	5,842.5	326.4	21.0	3,606.5	305.4	106.9	219.5	62.9	13.5
12/31/2027	251.0	65.6	14.5	789.7	88.8	3,348.9	6,093.5	251.0	-	3,606.5	251.0	87.9	163.2	42.6	14.5
Remainder	405.5	96.6	15.5	2,289.9	257.6	3,606.5	6,499.0	405.5	-	3,606.5	405.5	141.9	263.6	62.8	15.5

	$9,935.0	$3,299.5		$41,103.5	$3,606.5	$3,606.5	$6,499.0	$6,499.0	$3,606.5	$3,606.5	$2,892.5	$1,012.4	$8,922.6	$2,908.2

% Disc to Undisc		33.2%												32.6%